Exhibit (a)(1)(K)
FORM OF COMMUNICATION REGARDING THE RESULTS OF THE OPTION EXCHANGE OFFER

TO:	Eligible Participants

FROM:	Chris Kitchen, Executive Vice President and General Counsel

SUBJECT:	Results of the Option Exchange Offer Program

The option exchange offer expired at 11:59 p.m., Eastern Time, on August [16], 2018. Pursuant to the exchange offer, eligible option holders tendered, and Townsquare accepted for cancellation, eligible options to purchase an aggregate of [●] shares of Townsquare common stock from [●] participants, representing approximately [●]% of the total shares of common stock underlying options eligible for exchange in the exchange offer. Of the [●] eligible options tendered in the exchange offer, approximately [●]% were exercisable for shares of Townsquare's Class A common stock and approximately [●]% were exercisable for shares of Townsquare's Class B common stock. On August [17], 2018, Townsquare granted replacement options to eligible option holders to purchase [●] shares of Class A common stock and [●] shares of Class B common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of the replacement options granted in the exchange offer was $[●], the closing price of Townsquare’s Class A common stock as reported on the NYSE on August [16], 2018 plus $0.50. The exchange ratios applicable to the eligible options tendered in the exchange offer were as follows:

		Exchange Ratios
Exercise Price of Eligible Option	Grant Date of Eligible Option	Shares Subject to Eligible Options Surrendered in Option Exchange	Shares Subject to Replacement Options Granted in Option Exchange
$9.63	July 24, 2014	[●]	1
$9.63	August 22, 2014	[●]	1
$9.63	September 10, 2014	[●]	1
$9.63	June 12, 2015	[●]	1
$9.63	August 19, 2015	[●]	1
$9.63	August 26, 2015	[●]	1
$8.96	January 26, 2016	[●]	1
$10.62	January 25, 2017	[●]	1
$8.24	December 21, 2017	[●]	1